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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Lifeloc Technologies, Inc.

(Exact name of registrant as specified in its charter)

LIFELOC TECHNOLOGIES, INC.

 (Exact name of registrant as specified in its charter)

Colorado	000-54319	84-1053680
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12441 W 49th Ave., Suite 4, Wheat Ridge, Colorado	80033
(Address of principal executive offices)	(Zip Code)

Eric Orr

Sourcing Manager

303-431-9500

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

 Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of Lifeloc Technologies, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Item 1.02 Exhibits

See Section 2.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Lifeloc Technologies, Inc.
(Registrant)
/s/ Wayne R. Willkomm	May 28, 2021
By Wayne R. Willkomm, Ph.D., President and Chief Executive Officer	(Date)